Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-123216

                              PROSPECTUS SUPPLEMENT
                                    Number 1
                             Dated November 16, 2005
                                       to
                         Prospectus dated July 11, 2005
                                       of
                            CAPITAL GOLD CORPORATION

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ---------------------------------

This prospectus supplement no. 1 supplements the information provided in our prospectus dated July 11, 2005. This prospectus supplement should be read in conjunction with that Prospectus, which is to be delivered with this prospectus supplement.

In the Prospectus we noted that, in February 2005, we mandated Standard Bank Plc. (formerly, Standard Bank London Limited) as the exclusive arranger of a project finance facility of up to US$10 million for our El Chanate project. On November 14, 2005, we received a commitment letter from Standard Bank for a senior project finance facility for up to US$12 million for the development of our El Chanate project. The loan closing is subject to the negotiation, execution, and delivery of definitive financing documentation, as well as the completion of certain conditions, including raising the additional funds necessary for construction and working capital. We will need this finance facility or comparable funding from another source and additional funding to develop the El Chanate project and commence production. We intend to raise such funds through bank financing, the sale of our securities, the sale of a royalty interest in the future production from the Chanate properties and/or joint venturing with one or more strategic partners. We cannot assure that adequate additional funding will be available. If we are unable to obtain needed capital from outside sources and close the Standard Bank finance facility, we will be forced to reduce or curtail our operations and we may not be able to develop the El Chanate project.

Initially, our planned operations were based on a feasibility study (the "2003 Study") completed by M3 Engineering of Tucson, Arizona, in August 2003. In October 2005, M3 Engineering updated the 2003 Study. Now our planned operations are based upon the updated feasibility study (the "2005 Study"). Since completion of the 2003 Study, both the price of gold and production costs have increased and equipment choices have broadened from those identified in the 2003 Study.

The 2005 Study includes the following changes from the 2003 Study:

      o     an increase in the mine life from five to six years,

      o     an increase in the base gold price from $325/oz to $375/oz,


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

      o     use of a mining contractor,

      o     revised mining, processing and support costs,

      o stockpiling of low grade material for possible processing in year 6, if justified by gold prices at that time,

      o a reduced size for the waste rock dump and revised design of reclamation waste dump slopes,

      o     a revised process of equipment selection and

      o     evaluation of the newly acquired water well for processing the ore.

Pursuant to the 2005 Study, our estimated mine life is now six years as opposed to five years and the ore reserve is 367,880 ounces of gold present in the ground (up 9,880 ounces). Of this, we anticipate recovering approximately 264,846 ounces of gold (up 16,846 ounces) over a six year life of the mine. The targeted cash cost (which includes mining, processing and on-property general and administrative expenses) per the 2005 Study is $259 per ounce (up $29 per ounce). The 2005 Study contains the same mining rate as the 2003 Study of 7,500 metric tonnes per day of ore. We also have commissioned an engineering study to analyze the benefits of expanding production rates beyond 7,500 metric tonnes per day of ore. The 2005 Study takes into consideration a different crushing system than the one contemplated in the 2003 Study. The system referred to in the 2005 Study is a new more modern system, that, we believe will be faster to install and provide more efficient processing capabilities than the used equipment referred to in the 2003 Study. We need to acquire this equipment. In addition, the 2005 Study assumes a contractor will mine the ore and haul it to the crushers. In the 2003 Study, we planned to perform these functions. We have interviewed firms to provide contract mining services for the El Chanate project. While we believe we are nearing successful completion of negotiations with the contractor of choice, there is no guarantee that these negotiations will be successful.

El Chanate Project
------------------

                         Reserves and Production Summary
                    (2005 Updated Feasibility Study Page 1-1)
-------------------------------------------------------------------------------------------------------
                                                   Metric                           U.S.
                                                   ------                           ----
-------------------------------------------------------------------------------------------------------
Reserves
    Ore                              14.1 Million Tonnes @ 0.812 g/t*    15.5 Million Tons @ 0.026 opt*
    Low Grade                        1.0 Million Tonnes @ 0.445 g/t      1.1 Million Tons @ 0.014 opt
    Waste                            9.5 Million Tonnes                  10.5 Million Tons
    Total                            24.6 Million Tonnes                 27.1 Million tons

    Contained Gold                   11.4 Million grams                  367,880 Oz
    Contained Gold in Low Grade      0.46 Million grams                  14,793 Oz

Production
    Ore Crushed
                                     2.6 Million Tonnes / Year           2.86 Million Tons/Year
    Operating Days/Year              7,500 Mt/d*                         8,250 t/d
    Gold Plant Average Recovery      365 Days per year                   365 Days per year
    Average Annual Production        69.2%                               69.2%
    Total Gold Produced              1.4 Million grams                   44,390 Oz
                                     8.24 Million grams                  264,846 Oz
-------------------------------------------------------------------------------------------------------

--------------------
* "g/t" means grams per metric tonne , "Mt/d means metric tonnes per day and "opt" means ounces per ton.


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

Pursuant to the 2005 Study, based on the current reserve calculations, the mine life is estimated to be approximately 72 months, and at least another year will likely be required to perform required reclamation. The 2005 Study forecasts initial capital costs of $17.9 million, which includes $1.7 million of working capital. Annual production is planned at approximately 44,000 to 48,000 ounces per year at an average operating cash cost of $259 per ounce. We believe that the cash cost may decrease as the production rate increases. Total costs (which include cash costs as well as off-property costs such as property taxes, royalties, refining, transportation and insurance costs and exclude financing costs) will vary depending upon the price of gold (due to the nature of underlying payment obligations to the original owner of the property). Total costs are estimated in the 2005 Study to be $339 per ounce at a gold price of $417 per ounce (the three year average gold price as of the date of the study). We will be working on measures to attempt to reduce costs going forward. Ore reserves and production rates are based on a gold price of $375 per ounce, which is the Base Case in the 2005 Study. Between January 1, 2005 and October 31, 2005, the spot price for gold on the London Exchange has fluctuated between $411.10 and $478.50 per ounce.


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